UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 8, 2021

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Market update report ANGLOGOLD ASHANTI REPORT FOR THE THREE MONTHS ENDED
30 SEPTEMBER 2021

Johannesburg, 8 November 2021 - AngloGold Ashanti Limited (“AngloGold Ashanti” or the “Company”) is pleased to provide its selected financial and operational update for the three-month period ended 30 September 2021.

The Company registered an improved operating quarter from its producing assets(*) versus the prior quarter, reporting production and cost improvements, underpinned by higher underground grades. The investment programme to extend mine lives and enhance operating flexibility, continued to make progress. Production and costs for 2021 are expected to be in line with revised guidance.

The year-on-year performance, which saw costs rise and production decline from the third quarter of 2020, was impacted by the voluntary suspension of underground mining activities at Obuasi in May, lower grades at certain operations, inflationary effects, and the ongoing impacts of COVID-19.

Newly appointed CEO Alberto Calderon has prioritised reductions in all costs, improvements in operating and capital efficiencies and the implementation of a new operating model to ensure accountability and operational consistency and to enhance the Company’s positioning through the cycle.

“We must put in place the right foundation for long-term success, and the most crucial part of that is an operating model which prioritises efficiency, agility and accountability,” Calderon said. “My immediate aim is to ensure that we have the right people, in the right places, making the right decisions, to provide better outcomes.”

AngloGold Ashanti remains focused on its strategy to create long-term value by improving the quality of its portfolio and production base, whilst maintaining a strong balance sheet.

A new $750m bond was issued at a record-low coupon in October 2021 and the proposed acquisition of Corvus Gold Inc., for which a definitive agreement was signed in September 2021, provides the opportunity to establish a meaningful, low-cost production base in Nevada.

The balance sheet remains in a solid position, with approximately $2.5bn in liquidity, including cash of $1.1bn at the end of September 2021.

“Doing the basics right, will help us realise production and cost improvements. By empowering the line, our operators will have the organisational clarity and resources – and also the clear accountability – to deliver on their mine plans." said Calderon.

(*) Excludes Obuasi

THIRD QUARTER 2021 HIGHLIGHTS

Operating model introduced to eliminate inefficiencies, improve performance and ensure accountability

Operating trend stabilised, with quarter-on-quarter improvement in costs and production; further improvements anticipated in the fourth quarter of 2021

Definitive agreement to acquire Corvus Gold Inc. signed in September 2021 to secure Tier 1 production opportunity in Nevada

Balance sheet flexibility further improved by a $750m bond issue at a record low coupon of 3.375% per annum

Reinvestment programme on track to grow Ore Reserve and production, at lower costs over the medium to long term

SALIENT FEATURES

•Production of 613,000oz in Q3 2021 up 5% quarter-on-quarter, excluding Obuasi

•Obuasi resumed underground mining activities in mid-October 2021

•Underground grade improved 6% quarter-on-quarter as reinvestment initiatives progress

•Total cash costs down 8% quarter-on-quarter from $1,006/oz in Q2 2021 to $927/oz in Q3 2021; All-in sustaining costs down 1% quarter-on-quarter from $1,380/oz in Q2 2021 to $1,362/oz in Q3 2021

•Adjusted EBITDA improved 5% quarter-on-quarter from $427m in Q2 2021 to $448m in Q3 2021; Adjusted EBITDA margin of 47% in Q3 2021

•Adjusted net debt to Adjusted EBITDA ratio of 0.43 times

•Cash flow from operating activities increased 8% quarter-on-quarter from $318m in Q2 2021 to $342m in Q3 2021; free cash inflow of $17m in Q3 2021

•Quebradona Mining Operations License approved. Official notification received from authorities of decision to ‘archive’ the environmental licensing application. Licensing process to continue per 26 October 2021 announcement, new submission likely to add 18 to 24 months to the licensing process

•On track to meet revised guidance ranges for 2021

Financial and Operating Report
for the three months ended 30 September 2021

GROUP - Key statistics
		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		Sep	Sep	Sep	Sep
		2021	2020	2021	2020
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	613	741	1,813	2,064
Sold	- oz (000)	611	733	1,825	2,098

Financial review
Price received per ounce *	- $/oz	1,785	1,917	1,796	1,743
Total cash costs per ounce *	- $/oz	927	755	977	765
All-in sustaining costs per ounce *	- $/oz	1,362	1,006	1,343	1,004
All-in costs per ounce *	- $/oz	1,631	1,105	1,558	1,140

Gold income	- $m	953	1,164	2,864	3,082
Cost of sales	- $m	692	649	2,091	1,939
Total cash costs	- $m	564	505	1,727	1,450

Adjusted EBITDA *	- $m	448	741	1,323	1,777
Free cash inflow (outflow) *	- $m	17	336	(8)	513
Adjusted net debt *	- $m	871	878	871	878
Adjusted net debt to Adjusted EBITDA	- times	0.43	0.38	0.43	0.38
Capital expenditure (including equity-accounted joint ventures)	- $m	306	146	767	492

* Refer to the “Glossary of Terms and Abbreviations—Glossary of Terms and Non-GAAP Metrics” in the Company’s annual financial statements for the year ended 31 December 2020, for definitions.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
The information on this page and in the Financial and Operating Report related to the three-month period ended 30 September 2020 and the nine-month period ended 30 September 2020 is based on the continuing operations of the AngloGold Ashanti group, unless otherwise indicated. The South African producing assets and related liabilities, which were sold on 30 September 2020, are recorded as discontinued operations. For a breakdown of results between continuing and discontinued operations, refer to the comprehensive table on page 2.

September 2021 Market update report - www.AngloGoldAshanti.com

GROUP - Operating and Financial review

		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		Sep	Sep	Sep	Sep
		2021	2020	2021	2020
		US Dollar / Imperial
Operating review
Gold
Produced – Total	- oz (000)	613	837	1,813	2,306
Produced from continuing operations	- oz (000)	613	741	1,813	2,064
Produced from discontinued operations	- oz (000)	—	96	—	242

Sold – Total	- oz (000)	611	826	1,825	2,341
Sold from continuing operations	- oz (000)	611	733	1,825	2,098
Sold from discontinued operations	- oz (000)	—	93	—	243

Financial review
Price received per ounce from continuing and discontinued operations	- $/oz	1,785	1,904	1,796	1,733
Price received per ounce from continuing operations	- $/oz	1,785	1,917	1,796	1,743
Price received per ounce from discontinued operations	- $/oz	—	1,807	—	1,650

All-in sustaining costs per ounce from continuing and discontinued operations *	- $/oz	1,362	1,044	1,343	1,035
All-in sustaining costs per ounce from continuing operations	- $/oz	1,362	1,006	1,343	1,004
All-in sustaining costs per ounce from discontinued operations	- $/oz	—	1,324	—	1,296

All-in costs per ounce from continuing and discontinued operations *	- $/oz	1,631	1,139	1,558	1,165
All-in costs per ounce from continuing operations	- $/oz	1,631	1,105	1,558	1,140
All-in costs per ounce from discontinued operations	- $/oz	—	1,394	—	1,367

Total cash costs per ounce from continuing and discontinued operations *	- $/oz	927	801	977	807
Total cash costs per ounce from continuing operations	- $/oz	927	755	977	765
Total cash costs per ounce from discontinued operations	- $/oz	—	1,140	—	1,149
		—	—	—
Adjusted EBITDA from continuing and discontinued operations *	- $m	448	803	1,323	1,899
Adjusted EBITDA from continuing operations	- $m	448	741	1,323	1,777
Adjusted EBITDA from discontinued operations	- $m	—	62	—	122

Adjusted net debt from continuing operations *	- $m	871	878	871	878
Free cash inflow (outflow) *	- $m	17	336	(8)	513
Capital expenditure from continuing operations (including equity-accounted joint ventures)	- $m	306	146	767	492

Notes: Discontinued operations refer to the following South African operations: Mponeng, Mine Waste Solutions and Surface sources.
* Refer to the “Glossary of Terms and Abbreviations—Glossary of Terms and Non-GAAP Metrics” in the Company’s annual financial statements for the year ended 31 December 2020, for definitions.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

September 2021 Market update report - www.AngloGoldAshanti.com

OPERATING AND FINANCIAL REVIEW - CONTINUING OPERATIONS

Production
Production for the third quarter of 2021 was 613,000oz at a total cash cost of $927/oz, compared to 741,000oz at a total cash cost of $755/oz for the third quarter of 2020. AngloGold Ashanti recorded a 5% quarter-on-quarter increase in production, after adjusting for the temporary suspension of underground mining activities at Obuasi. The Company recorded quarter-on-quarter production improvements across most of the mines, with strong performances at Siguiri (+14%), AGA Mineração (+14%) and Tropicana (+8%). Steady production performances were recorded at Kibali, Cerro Vanguardia, Geita and Sunrise Dam. The Company’s improved production performance, excluding Obuasi, was underpinned by a 1% increase in quarter-on-quarter tonnes processed and a 4% quarter-on-quarter increase in average recovered grade. Underground grade improvements were recorded (+6% quarter-on-quarter) during the third quarter of 2021 at the Company’s larger assets: Geita (+19%), Sunrise Dam (+15%) and AGA Mineração (+6%). Production for the third quarter of 2021 was impacted by an estimated 4,000oz due to COVID-19.

Costs
Total cash costs for the third quarter of 2021 were $927/oz compared with $755/oz in the third quarter of 2020. Total cash costs improved by 8% from $1,006/oz in the second quarter of 2021 to $927/oz in the third quarter of 2021, mainly due to higher production from producing assets, and lower operating costs.

All-in sustaining costs (AISC) for the third quarter of 2021 were $1,362/oz compared with $1,006/oz in the third quarter of 2020, mainly due to a 27% increase in sustaining capital expenditure and higher cash costs. AISC in the third quarter of 2021 included an estimated $20/oz impact due to COVID-19 and an estimated $94/oz impact relating to the Brazilian tailings compliance programme.

AISC declined by $18/oz quarter-on-quarter, from $1,380/oz in the second quarter of 2021 to $1,362/oz in the third quarter of 2021, mainly as a result of lower cash costs, and higher gold sold. This decrease was partially offset by higher sustaining capital expenditure, primarily as a result of the tailings compliance programme in Brazil, the planned reinvestment objectives across the portfolio and COVID-19 impacts.

Earnings
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) increased 5% quarter-on-quarter to $448m in the third quarter of 2021, from $427m in the second quarter of 2021. The increase in Adjusted EBITDA was underpinned by more gold sold and lower operating costs, partially offset by the lower gold price received and higher exploration costs.

Cash Flow
Net cash inflow from operating activities increased 8% quarter-on-quarter to $342m in the third quarter of 2021, compared to $318m in the second quarter of 2021. This increase was mainly due to higher gold sold, lower cash taxes and higher dividends received from joint ventures, partially offset by higher working capital outflows and the lower gold price.

For the third quarter of 2021, the Company recorded a free cash inflow of $17m, compared to an inflow of $66m in the second quarter of 2021. Free cash flow was lower mainly as a result of higher capital expenditure recorded in the third quarter of 2021 as the Company progressed its key investments across the portfolio.

AngloGold Ashanti received dividends of $53m from Kibali (Jersey) Limited in the third quarter of 2021. Cumulative dividend receipts received from Kibali (Jersey) Limited for the nine months ended 30 September 2021 were $124m. At the end of September 2021, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the Democratic Republic of the Congo (DRC) was $512m. The cash and cash equivalents held at Kibali are subject to various administrative steps before they can be distributed to the joint venture partners and are held across three banks in the DRC, including two domestic banks. The cash is fully available for Kibali’s operational requirements. Barrick Gold Corporation, the operator of the Kibali joint venture, continues to engage with the DRC government regarding the 2018 Mining Code and the cash repatriation.

Free cash flow was further impacted by continued lock-ups of value added tax (VAT) at Geita and Kibali and export duties at Cerro Vanguardia (CVSA):
•In Tanzania, the Company calculates that net overdue recoverable VAT input credit refunds owed to it by the Tanzanian government increased by $8m during the third quarter of 2021 to $152m at 30 September 2021 from $144m at 30 June 2021 despite off-setting $7m against corporate tax payments in September 2021. The Company will continue offsetting verified VAT claims against corporate taxes.
•In the DRC, the Company calculates that its attributable share of the net recoverable VAT balance owed to it by the DRC government remained unchanged during the third quarter of 2021 at $74m at 30 September 2021.
•In Argentina, the Company recorded no net change in the export duty receivables during the first nine months of 2021, which remained at a net amount of $23m at 30 September 2021. Cerro Vanguardia had a cash balance equivalent to $147m at 30 September 2021, of which $140m is currently eligible to be declared as dividends. Application has been made to the Argentinean Central Bank to approve $140m to be paid offshore. While the approval is pending, the cash remains fully available for Cerro Vanguardia’s operational requirements.

Free cash flow before growth capital – the metric on which dividends are calculated – was $111m in the third quarter of 2021, compared to $149m for second quarter 2021, mainly due to higher sustaining capital expenditure in line with the tailings compliance programme in Brazil and the planned reinvestment objectives across the portfolio.

Balance Sheet
The ratio of Adjusted net debt to Adjusted EBITDA was 0.43 times at 30 September 2021 from 0.37 times at 30 June 2021. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle. At 30 September 2021, the balance sheet remained robust, with strong liquidity comprising the $1.4bn multi-currency revolving credit facility (RCF) of which $1,357m was undrawn, the $143m Geita RCF of which $34m was undrawn, the South African R500m ($35m) RMB corporate overnight facility which was undrawn, and cash and cash equivalents of approximately $1.1bn, while the $65m Siguiri RCF was fully drawn. On 22 October 2021, a new $750m bond was issued by AngloGold Ashanti Holdings plc, which is fully and
September 2021 Market update report - www.AngloGoldAshanti.com unconditionally guaranteed by AngloGold Ashanti Limited, with a 7-year tenor at a record low coupon for the Company of 3.375% per annum. The proceeds from the new bond are intended to be used to fund the repurchase of the $750m, 5.125% notes due 2022 through a cash tender offer followed by the redemption of any remaining notes.

Capital Expenditure
Capital expenditure activities such as waste stripping at Tropicana, Iduapriem and Sunrise Dam’s Golden Delicious pit continued and remained on track. At Geita, the underground portal development at Geita Hill East progressed and mining operations started at the Nyamulilima open pit. In Brazil, the Company continued its investment to convert existing tailings storage facilities (TSFs) to dry-stack facilities at all mine sites, in a market characterised by increased competition for skills and engineering resources due to the COVID-19 pandemic and the industry requirements to meet regulatory deadlines for the decommissioning of TSFs.

Total capital expenditure (including equity-accounted joint ventures) increased by 22% quarter-on-quarter to $306m in the third quarter of 2021, compared to $251m in the second quarter of 2021. This increase was largely due to a 27% increase in sustaining capital expenditure to $213m in the third quarter of 2021, from $168m in the second quarter of 2021. Total growth capital expenditure increased by 12% to $93m in the third quarter of 2021 compared to $83m in the second quarter of 2021. The strategy of improving operating flexibility through investment in Ore Reserve development and Ore Reserve expansion at sites with high geological potential over the next two years, remains a key priority and is reflected in the higher sustaining capital expenditure recorded in the third quarter of 2021.

Operating Model Change and Organisational Model Change
AngloGold Ashanti is currently pursuing a transformation project through the implementation of a new Operating Model. The proposed model seeks to:
•Empower the re-designed Business Units and have the right skills to achieve their objectives;
•Create clear accountability, with the right people at the right level, making the right decisions;
•Provide a clear mandate for the Corporate functions to set and govern minimum requirements for Business Units to deliver;
•Remove activity duplication, ensuring functional roles are aggregated at only two levels in the organisation; and
•Leverage group-wide expertise and scale where needed, supporting operations to deliver on their plans.

It is anticipated that the organisational re-design will help optimise the size of the organisation, eliminate inefficiencies, including duplication of roles. It will better align the objectives of the Business Units with AngloGold Ashanti’s overarching strategy, our values and our mandatory commitments, while assigning clear accountability for it. We expect to develop specific targets embedded in these initiatives to ultimately measure the success of the new Operating Model. The Company expects to complete the Operating Model re-design by the end of this year and implement it in the first quarter of 2022.

Obuasi Review
On 30 September 2021, the Company announced that underground ore mining at the Obuasi gold mine in Ghana was expected to resume by mid-October 2021. The first stope blast took place on 15 October 2021. For the remainder of this year, underground ore will only be used to replenish the run-of-mine stockpile. Gold production from underground ore sources is expected to re-start only in January 2022. The safe ramp-up to the full mining rate of 4,000 tonnes per day is expected to be achieved by the end of the first half of 2022. Underground mining activities at Obuasi were voluntarily suspended following a sill pillar failure on 18 May 2021, which resulted in one fatality.

A comprehensive series of protocols has been introduced to supplement existing operating procedures at the Obuasi mine. These protocols, which have been integrated into the mine operating system, include scheduled audits to ensure the accuracy and diligence in probe drilling and the implementation of the revised plan. External consultants will continue their review of future mining areas. It is estimated that these supplementary operating procedures will add about $10 to $20 per tonne to the mine’s operating costs, or about $50/oz. There is no material change to the mine plan or to Obuasi’s published Ore Reserve and Mineral Resource.

During the third quarter of 2021, underground development and work related to the Obuasi redevelopment project continued to progress. Phase 2 construction was substantially complete at the end of June 2021. Phase 3 of the project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, has progressed during the third quarter of 2021 and will continue as planned through to the end of 2023.

September 2021 Market update report - www.AngloGoldAshanti.com

Summary of three months-on-three months and nine months-on-nine months operating and cost variations:
Particulars	Three months ended Sep 2021	Three months ended Jun 2021	Three months ended Sep 2020	% Variance three months vs prior three months	% Variance three months vs prior year three months	Nine months ended Sep 2021	Nine months ended Sep 2020	% Variance nine months vs prior year nine months
Operating review (Gold)
Production from continuing operations (kozs) (1)	613	613	741	—	(17)	1,813	2,064	(12)
Production from discontinued operations (kozs)	—	—	96	—	(100)	—	242	(100)
Production from continuing and discontinued operations (kozs)	613	613	837	—	(27)	1,813	2,306	(21)

Financial review

Gold price received per ounce ($/oz)	1,785	1,814	1,917	(2)	(7)	1,796	1,743	3
Total cash costs per ounce ($/oz) (4)	927	1,006	755	(8)	23	977	765	28
Corporate & marketing costs ($m) (2)	18	21	17	(14)	6	55	53	4
Exploration & evaluation costs ($m)	53	29	34	83	56	114	90	27
Capital expenditure ($m)	306	251	146	22	110	767	492	56
All-in sustaining costs per ounce ($/oz) (3) (4)	1,362	1,380	1,006	(1)	35	1,343	1,004	34
All-in costs per ounce ($/oz) (3) (4)	1,631	1,596	1,105	2	48	1,558	1,140	37
Adjusted EBITDA ($m) (4)	448	427	741	5	(40)	1,323	1,777	(26)
Net cash inflow from operating activities ($m)	342	318	694	8	(51)	809	1,244	(35)
Free cash flow ($m) (4)	17	66	336	(74)	(95)	(8)	513	(102)
(1) Includes Obuasi.
(2) Includes administration and other expenses.
(3) World Gold Council standard.
(4) Refer to the “Glossary of Terms and Abbreviations—Glossary of Terms and Non-GAAP Metrics” in the Company’s annual financial statements for the year ended 31 December 2020, for definitions.

Rounding of figures may result in computational discrepancies.

2021 REVISED GUIDANCE ON TRACK

For the remainder of the year, the Company will continue its reinvestment programme as it pursues key growth-driven brownfields projects across the portfolio. Key risks facing the business include the continued spread of COVID-19, higher-than-normal employee turnover rates and inflationary pressures. AngloGold Ashanti is working closely with its employees on retention of critical skills, as well as strengthening the necessary training and graduate programmes for succession planning. Inflationary pressures are becoming evident, and the business is working proactively to mitigate this impact through its Operational Excellence programme and the introduction of the new Operating Model in 2022.

Cumulative inflation for the current year to date is estimated to be around 5% for the Group as a whole, predominantly driven by the current level of the Brent crude oil price, higher freight and logistic costs, higher steel and heavy equipment pricing, some bulk consumable pricing and competition for scarce resources, particularly labour in key jurisdictions including Brazil and Australia. The Company continues to proactively monitor global supply chains to maintain resilience and continuity of supply and did not have any material negative impacts in the third quarter of 2021 relating to shortfall in supply. Due to the Company's strategic partnerships on global spend categories, as well as stocking strategies at its operations, it has benefitted from a delayed inflation impact, however, it has increasingly seen cost increases in the third quarter of 2021 and anticipates continued pressure throughout the remainder of 2021 and into 2022.

The Company’s tailings facilities in Brazil are currently being converted to dry-stacking operations in advance of the decommissioning of our existing TSFs in Brazil. This programme, which is taking place amidst the COVID-19 pandemic leading to increased competition for skills and engineering resources, has resulted in an increase in the investment planned to complete the conversion by the legal deadline. The Company currently estimates that the capital expenditures required in 2021 to implement this new technology will not exceed $150m. Capital expenditures for this work during the period 2022-2025 are expected to be material but, based on preliminary estimates to date, the Company anticipates that annual expenditures for each of these years will be significantly less than in 2021 and will decline over time.

Group guidance, which was revised earlier this year, remains on track with production at 2.45Moz to 2.60Moz, tracking at the bottom end of the range; total cash cost of $890/oz to $950/oz and AISC of $1,240/oz to $1,340/oz, both tracking at the top end of the range; and capital expenditure of $1,030m to $1,190m. The revised guidance does not include any production contribution from Obuasi for the second half of 2021 as underground ore will only be used to replenish the run-of-mine stockpile after restarting underground ore mining in mid-October 2021.

Revised guidance excludes any impact on production and costs relating to the COVID-19 pandemic. For the year to date, the COVID-19 impact on production and AISC was estimated at 47,000oz and $43/oz, respectively (including $20/oz related to estimated additional cost impacts and $23/oz related to estimated lost production).

September 2021 Market update report - www.AngloGoldAshanti.com

2021 Revised Guidance

Production (000oz)		2,450 - 2,600
Costs	All-in sustaining costs ($/oz)	1,240 - 1,340
	Total cash costs ($/oz)	890 - 950
Capital expenditure	Total ($m)	1,030 - 1,190
	Sustaining capital expenditure ($m)	700 - 800
	Non-sustaining capital expenditure ($m)	330 - 390
Overheads	Expensed exploration and study costs ($m)	175 - 195
Depreciation and amortisation ($m)		505
Interest and finance costs - income statement ($m)		120
Other operating expenses ($m)		90

Economic assumptions for 2021 are as follows: $/A$0.75, BRL5.30/$, AP96.00/$, ZAR14.75/$; and Brent $71/bbl.

Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms. In addition, production, cost and capital expenditure estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi Redevelopment Project), or power disruptions, nor further changes to asset portfolio and/or operating mines (except as described above) and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Actual results could differ from revised guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 19 October 2021, each filed with the United States Securities and Exchange Commission (SEC).

SAFETY UPDATE
The Company recorded a fatality-free third quarter of 2021.

The All-injury frequency rate (AIFR), the broadest measure of workplace safety, increased to 2.15 injuries per million hours worked for the quarter ended 30 September 2021, compared to 1.18 injuries per million hours worked in the quarter ended 30 September 2020. AIFR measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors). The increase in AIFR is largely due to an increase in low consequence incidents, particularly at the Australian operations and Obuasi. Actions have been introduced to address this recent increase.

From a benchmarking perspective, the Company's AIFR for the quarter and nine months ended 30 September 2021 is well aligned with the ICMM member companies’ average and with our peer companies. Our safe production strategy continues at all operations, with a focus on intensifying our employees’ focus on safety practices in all workplaces in an effort to continue and sustain AngloGold Ashanti's safety improvement.

The major focus of the Company remains to eliminate high consequence incidents, such as fatalities and high potential incidents (HPIs). HPIs reduced by 23% in the third quarter of 2021 compared to the same quarter in 2020.

COVID-19
AngloGold Ashanti continues to respond to the evolving COVID-19 pandemic, including the multiple waves of the outbreak in different countries and the surge of new variants of the virus, while contributing to the global effort to stop the spread of the virus and provide public health and economic relief to local communities. Operations continue to implement and strengthen controls on-site and in communities, including facilitating access to vaccines. We continue to monitor the pandemic and update guidelines and response plans to ensure preparedness while maintaining programmes for awareness, prevention, surveillance, early detection and control at group and site level.

All operations now have access to vaccines. We believe that about 45% of the workforce has received at least one vaccine dose, and 29% of the workforce was fully vaccinated, each at the end of September 2021. While infection rates have largely declined, some travel restrictions and shortage of critical skills continue to challenge operations in Australia, Brazil and Ghana, albeit at varying levels. Absenteeism due to isolation and quarantine procedures related to COVID-19 has also declined. For example, at our Brazilian operations currently an average of about 30 people are absent per day compared to peaks of more than 300 people per day in the first quarter of 2021.

Cerro Vanguardia continues to operate at between 60% to 80% mining capacity due to ongoing inter-provincial travel restrictions in Argentina, which continue to prevent certain employees from travelling to this remote site, hampering normal crew rotations. The government-imposed lockdowns, quarantines and travel restrictions in Argentina have necessitated an expansion of on-site accommodation to facilitate increased numbers of people on site for longer periods of time.

The impact on production from COVID-19 was estimated at 4,000oz in the third quarter of 2021 and 47,000oz for the year to date. The COVID-19 impact on AISC was estimated at $20/oz (including $13/oz related to estimated additional cost impacts and $7/oz related to estimated lost production) in the third quarter of 2021 and $43/oz (including $20/ oz related to estimated additional cost impacts and $23/oz related to estimated lost production) for the year to date.

OPERATING HIGHLIGHTS

The Africa region produced 348,000oz at a total cash cost of $858/oz for the quarter ended 30 September 2021, compared to 411,000oz at a total cash cost of $717/oz for the quarter ended 30 September 2020. The region’s AISC was $1,119/oz for the quarter ended 30 September 2021, compared to $903/oz for the same period last year.

September 2021 Market update report - www.AngloGoldAshanti.com

In Ghana, Iduapriem’s production was 48,000oz at a total cash cost of $1,031/oz for the quarter ended 30 September 2021, compared to 69,000oz at a total cash cost of $646/oz in the same period last year. Production was impacted by lower grades from the depletion of ore in Cut 1 and delayed waste stripping at Cut 2 of the Teberebie pit. The higher total cash costs were partly offset by a significant amount of waste stripping capitalised at Teberebie Cut 2 in the third quarter of 2021 compared to the same period in the prior year, together with a decrease in royalties due to a lower gold price received and lower volumes sold.

At Obuasi, underground mining activities were suspended between 18 May 2021 and 15 October 2021 following a fatal incident in the second quarter of 2021. Obuasi produced 13,000oz during the quarter ended 30 September 2021, compared to a production of 47,000oz in the same period last year. Production for the quarter focused on residue material from Pond 2 sediment and Boete tailings clean-ups. Phase 3 of the redevelopment project, to refurbish existing infrastructure around the KMS Shaft as well as to service the mine in deeper production areas, has progressed during the third quarter of 2021 and will continue as planned through to the end of 2023.

In Tanzania, Geita produced 126,000oz at a total cash cost of $764/oz for the quarter ended 30 September 2021, compared to 152,000oz at a total cash cost of $628/oz in the same period last year. The lower production, year-on-year was due to lower grade ore from Nyankanga and Geita Hill open pit stockpiles being included with the underground ore in feed blend to the plant, resulting in an overall reduction in grade recovered in the current year.

The majority of ore production during this quarter was from the Star & Comet and Nyankanga underground operations. The new Nyamulilima open pit delivered first ore to the processing plant during the third quarter of 2021, a milestone achieved three months ahead of plan. Ore supplied from Nyamulilima is expected to increase during the fourth quarter of the year and is expected to contribute around 50% of Geita’s gold production by the end of 2022. Nyamulilima together with Star & Comet, Nyankanga underground operations, and the new Geita Hill underground operation which is planned to be commissioned in 2022, are expected to result in Geita being able to generate an annual production of 500,000oz from 2022 onwards. Total cash costs increased mainly due to lower grades, together with the depletion of ore stockpiles in the current year compared to an increase in ore stockpiles during the same period last year. These movements were partly offset by lower royalty costs and improved efficiencies in that more open pit tonnes were mined in the third quarter of 2021 at a lower rate per tonne than that of the same period in the prior year.

In the Republic of Guinea, production improved with Siguiri delivering 67,000oz at a total cash cost of $1,181/oz for the quarter ended 30 September 2021, compared to 52,000oz at a total cash cost of $1,197/oz in the same period last year. The increase in production is due to a lower stripping ratio and a 24% improvement in recovered grade which is attributable to improved plant recoveries as a result of CIL conversion in the last quarter of 2020. Higher operating costs, due to price increases particularly in fuel and reagents, planned component replacement of mining contractor equipment, metal inventory movements, and higher royalties from additional volume sold in the third quarter of 2021, were more than offset by higher grades and additional volumes produced resulting in total cash costs closing lower year-on-year.

In the DRC, Kibali produced 94,000oz at a total cash cost of $613/oz for the quarter ended 30 September 2021, compared to 91,000oz at a total cash cost of $651/oz in the same period last year. The mine delivered a good overall performance from the metallurgical plant, with increased tonnage, grade, and recovery over the third quarter of 2021, driven by higher open pit tonnes mined and higher grades from underground, as compared to the same period in the prior year. Total cash costs decreased as a result of higher production, higher waste stripping cost capitalised in the current year, and lower royalties due to a decrease in the gold price, as compared to the same period in the prior year.

In the Americas, production was 140,000oz at a total cash cost of $932/oz for the quarter ended 30 September 2021, compared to 181,000oz at a total cash cost of $674/oz for the same period a year ago. The region’s AISC was $1,805/oz for the quarter ended 30 September 2021, compared to $963/oz for the same period last year.

The Brazil operations produced 102,000oz at a total cash cost of $960/oz for the third quarter of 2021, compared to 134,000oz at a total cash cost of $666/oz in the same period last year. AISC was $1,945/oz for the third quarter of 2021, compared to $916/oz for the same period a year ago. The increase was mainly due to lower production in the third quarter of 2021, an increase in sustaining capital expenditures relating to the tailings compliance programme underway as well as Ore Reserve development, inflation and a negative exchange rate impact, as the Brazilian Real appreciated against the US Dollar.

Production at AGA Mineração was 84,000oz at a total cash cost of $869/oz for the third quarter of 2021, compared to 103,000oz at a total cash cost of $683/oz in the same period last year. The Córrego do Sítio (CdS) complex was impacted by challenges in the crushing and milling circuit and lower tonnes of ore treated. Production was also adversely impacted by a 7-day strike by mine workers in September. At the Cuiabá complex, there was an increase in tonnes of ore treated year-on-year, which was partially offset by lower grades. Total cash costs increased mainly due to lower production and inflationary pressures. These costs were partially offset by higher by-product revenue and lower royalty costs.

At Serra Grande, production was 18,000oz at a total cash cost of $1,388/oz for the third quarter of 2021 compared to 31,000oz at a total cash cost of $610/oz in the same period last year. Production decreased year-on-year due to lower tonnage resulting from various delays in accessing mine stopes, as well as lower feed grades. Production performance for the quarter was also impacted by stabilisation challenges during the commissioning of the new filter process as work is underway towards the conversion of the TSFs to dry-stacking operations. Total cash costs increased mainly due to lower production, inflationary pressures and inefficiencies.

In Argentina, Cerro Vanguardia produced 38,000oz for the third quarter of 2021 at a total cash cost of $842/oz, compared to 47,000oz at a total cash cost of $692/oz in the same period last year. Production was down year-on-year mainly due to the effect of lower grades as per the mine plan for the current year as well as COVID-19 related limitations and restrictions that affect the mine’s ability to operate at full capacity.

Total cash costs were higher year-on-year mainly due to salary increases, additional costs relating to COVID-19 tests and other related medical costs in line with protocols set at the end of 2020 and higher materials consumption (such as fuel, explosives, and spare parts) as a result of higher tonnes mined. The increase was partially offset by the favourable movement in the exchange rate of the Argentinean Peso against the US Dollar and higher by-product income derived from higher silver sold (partially compensated by a lower silver price year-on-year).

September 2021 Market update report - www.AngloGoldAshanti.com

The Australia operations produced 125,000oz at a total cash cost of $1,157/oz for the quarter ended 30 September 2021, compared to 149,000oz at a total cash cost of $932/oz for the quarter ended 30 September 2020. The region’s AISC was $1,363/oz for the quarter ended 30 September 2021, compared to $1,174/oz for the same period last year.

Sunrise Dam produced 58,000oz at a total cash cost of $1,276/oz for the third quarter of 2021, compared to 74,000oz at a total cash cost of $967/oz in the same period last year. Production was impacted by lower head grade and a decrease in metallurgical recovery, which was partially offset by higher tonnes mined in the underground mine. Mine-to-mill grade reconciliations stabilised during the third quarter of 2021 and higher-grade underground ore is anticipated in the fourth quarter of 2021 as areas in the Western Shear Zone and the first stope in the newly discovered Frankie orebody are mined. Total cash costs were higher year-on-year primarily due to lower production, as well as costs relating to the Golden Delicious open pit operation. The increase was partially offset by lower royalty costs due to the lower spot price in the third quarter of 2021 and favourable ore stockpile movements.

Mining of the Golden Delicious satellite open pit is progressing well. Triple-trailer road trains were commissioned in September 2021 to lift ore haulage rates from the pit to the Sunrise Dam processing plant in line with the mine plan. Exploration drilling continues to deliver high grade intercepts from the Frankie and Carey orebodies which have the potential to reduce reliance on the Vogue orebody and improve mining flexibility.

At Tropicana, production was 67,000oz at a total cash cost of $947/oz for the third quarter of 2021, compared to 75,000oz at a total cash cost of $830/oz in the same period last year. Production was lower year-on-year due to a lower mill feed grade as stockpile drawdowns increased while mining focused on waste removal in the Havana Stage 2 Cutback. Production has also been impacted by the wall failure in the Boston Shaker open pit in June 2021 which has delayed ore delivery. Boston Shaker has been the primary source of open pit ore in 2021. The resulting 13% drop in mill feed grade in the third quarter of 2021 compared to the corresponding quarter last year was partially offset by a 5% increase in mill throughput following completion of the thickener duty swap project in June 2021.

Tropicana has also been impacted by labour market shortages which have impacted open pit and underground material movement. The increase in total cash cost was mainly due to lower production, inventory movement and the impact of higher underground and open pit mining costs. The Boston Shaker underground mine continued to ramp up to full production in the third quarter of 2021 with grade control drilling advancing well ahead of the mining schedule.

UPDATE ON CAPITAL PROJECTS

Obuasi Redevelopment Project
Phase 2 of the Obuasi redevelopment project was substantially complete at the end of June 2021. Following the resumption of underground stoping in mid-October 2021, the safe ramp-up to the full mining rate of 4,000 tonnes per day is expected to be achieved by the end of the first half of 2022.

Phase 3 of the project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, has progressed and will continue as planned through to the end of 2023.

Quebradona
In September 2021, the Mining Operations License (PTO – Programa de Trabajo y Obrasi) was approved by the Antioquia’s Mining Secretary.

On 4 November 2021, the Colombian Environmental Agency (ANLA) officially notified AngloGold Ashanti of its decision to ‘archive’ the environmental license application relating to the Quebradona project. Per our statement on 26 October 2021, ANLA has neither denied nor granted the license, but deemed that the information provided by AngloGold Ashanti is not enough for this authority to take a substantive decision.

AngloGold Ashanti intends to appeal the archiving decision in order to secure further details on the specific additional information ANLA requires to make a determination. Based on the outcome of this appeal, the Company will prepare a new environmental license application. It is expected that the new submission would likely add an additional 18 to 24 months to the licensing process, to allow for the requisite technical analysis. AngloGold Ashanti intends to fully collaborate with the authorities to resolve any outstanding issues in a satisfactory manner and advance the Quebradona project to the next stage. The Company believes that the project remains an attractive long-life, high grade, low-cost project which introduces copper and silver production into the portfolio and that the project enjoys strong support from a range of stakeholders including local communities.

For further information, please refer to the Company's news release published on 26 October 2021:
AngloGold Ashanti provides update on Quebradona Project

Gramalote
At Gramalote, following a review of the feasibility study work to date, the joint venture partners, AngloGold Ashanti and B2Gold Corp (B2Gold), believe that there is potential to improve the economics of the project by revisiting the original Gramalote project design included in the existing mining permit and further optimising project design. The joint venture partners consider that further value could be created through additional drilling of the Inferred portions of the Mineral Resource area, both within and adjacent to the designed pit, with at least 25,000 metres of drilling planned and progressing in 2021 and a Mineral Resource update expected in early 2022. Additional drilling is being carried out at the Trinidad deposit during the remainder of 2021.

The project team is advancing work on different project optimisation opportunities to potentially reduce capital and operating costs, as well as improve operability and sustainability of the project. B2Gold continues to monitor whether changes in the project design could require permit amendments of the approved Environmental and Social Impact Assessment (ESIA). Supporting environmental and social studies continue to move forward as planned. B2Gold expects that any permit amendments could potentially impact the development timeline and delivery of the final feasibility study for the project, which is currently expected in the second quarter of 2022.

The project partners have agreed to a revised 2021 feasibility study budget (subject to final joint venture committee approval) of $69m which includes funding for additional drilling and represents an increase of $17m (AngloGold Ashanti's share: $8.5m). The project continues to benefit from strong federal and local government support as well as continuing support from local communities.
September 2021 Market update report - www.AngloGoldAshanti.com

CORPORATE UPDATE

Executive Team and Board of Directors Changes
Mr. Alberto Calderon became Chief Executive Officer (CEO) and a member of the Company’s Executive Committee on 1 September 2021. Effective 1 September 2021, Mr. Calderon also joined the Company’s Board of Directors (Board) as an Executive Director. Mr. Calderon currently does not serve as a member of any of the committees of the Board.

Effective 1 September 2021, Ms. Christine Ramon, who served as interim CEO, resumed her role as Chief Financial Officer (CFO) of the Company, remaining a member of the Executive Committee and the Board, and Mr. Ian Kramer, who served as interim CFO, resumed his role as Senior Vice President: Group Finance, stepping down from the Executive Committee.

On 27 September 2021, the Company announced the appointment of Mr. Marcelo Godoy as Chief Technology Officer of the Company and a member of our Executive Committee, effective 1 November 2021. Mr. Godoy will be replacing Mr. Graham Ehm, Executive Vice President: Group Planning & Technical and a member of the Executive Committee, who will be retiring at the end of this year.

On 5 November 2021, the Company announced the appointment of Ms. Lisa Ali as Chief People Officer of the Company and a member of our Executive committee, effective 2 April 2022. Ms. Ali will be replacing Ms. Italia Boninelli, an executive consultant overseeing human resources.

AngloGold Ashanti's Bond Refinancing Transaction
On 22 October 2021, AngloGold Ashanti completed an offering of $750m aggregate principal amount of 3.375% notes due 2028. The notes were issued by AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of the Company, and are unsecured and fully and unconditionally guaranteed by the Company. On 18 October 2021, the Issuer had also launched a cash tender offer for its $750m aggregate principal amount of 5.125% notes due 2022 (the “Existing Notes”). Following expiration of the tender offer, the Issuer repurchased $307,136,000 aggregate principal amount of Existing Notes at a purchase price of $317,735,263. On 27 October 2021, the Issuer issued a notice of redemption in respect of its remaining outstanding Existing Notes (which had not been validly tendered and accepted for payment in such tender offer) which will occur on 26 November 2021.

AngloGold Ashanti Signs Definitive Agreement to Acquire Corvus and Consolidate the Beatty District of Nevada
On 13 September 2021, AngloGold Ashanti announced that the Company had entered into a definitive arrangement agreement with Corvus Gold Inc. (Corvus) pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus not already owned by AngloGold Ashanti at a price of C$4.10 per common share to be paid in cash (the “Transaction”). We estimate that the total transaction cost to us will be approximately US$356m. Corvus is a North American gold exploration and development company, which owns mining projects at North Bullfrog, Lynnda Strip and Mother Lode in southern Nevada’s Beatty District, which are in close proximity to, or contiguous with, our exploration assets in Nevada. The Transaction is subject to Corvus shareholder approval, as well as court approval and other customary closing conditions for transactions of this nature.

Climate change commitment
In an open letter by the CEOs of companies which are members of the ICMM on 5 October 2021, as an ICMM member, AngloGold Ashanti was part of making a landmark climate change commitment to achieve net zero greenhouse gas emissions by 2050 or sooner. Since 2008 AngloGold Ashanti has almost halved its greenhouse gas emissions, an achievement which provides the foundation for the next leg in the Company’s climate change journey. The Company is at the final stages of developing a new climate change strategy, which is anticipated to sharpen the Company’s evaluation and management of climate risks. The Company is also working on framing a 2030 decarbonisation target towards the ultimate goal of achieving net zero greenhouse gas emissions by 2050.

EXPLORATION UPDATE

For detailed disclosure on the exploration work done during the quarter ended 30 September 2021, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both Brownfields and Greenfields exploration programmes.

September 2021 Market update report - www.AngloGoldAshanti.com

Operations at a glance
for the quarters ended 30 September 2021, 30 June 2021 and 30 September 2020
	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground recovered grade g/tonne			Surface recovered grade g/tonne			Open-pit recovered grade g/tonne
	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20

AFRICA	348	365	411	1,087	1,056	1,127	—	—	—	5,149	5,293	4,743	5.07	5.06	4.12	—	—	—	1.03	1.14	1.56
DRC
Kibali - Attr. 45%	94	91	91	381	414	442	—	—	—	491	482	420	5.72	5.63	4.84	—	—	—	1.53	1.04	1.66
Ghana
Iduapriem	48	53	69	—	—	—	—	—	—	1,460	1,386	1,206	—	—	—	—	—	—	1.02	1.19	1.78
Obuasi	13	39	47	63	169	178	—	—	—	—	—	—	6.60	7.18	—	—	—	—	—	—	—
Guinea
Siguiri - Attr. 85% *	67	59	52	—	—	—	—	—	—	2,482	2,498	2,349	—	—	—	—	—	—	0.84	0.73	0.68
Tanzania
Geita	126	123	152	643	473	507	—	—	—	716	927	768	4.53	3.81	3.50	—	—	—	1.38	2.19	3.85

AUSTRALIA	125	119	149	869	822	648	—	—	—	1,830	1,741	1,979	2.25	2.04	3.16	—	—	—	1.06	1.16	1.31
Sunrise Dam	58	57	74	653	634	582	—	—	—	348	405	431	2.11	1.84	3.18	—	—	—	1.21	1.45	1.07
Tropicana - Attr. 70%	67	62	75	216	188	66	—	—	—	1,482	1,336	1,548	2.69	2.69	3.00	—	—	—	1.02	1.07	1.38

AMERICAS	140	129	181	1,060	1,055	1,068	—	—	—	231	258	389	3.28	2.82	3.66	—	—	—	2.12	2.87	3.25
Argentina
Cerro Vanguardia - Attr. 92.50%	38	37	47	85	60	40	—	—	—	207	223	251	5.97	4.08	6.64	—	—	—	2.30	3.25	3.88
Brazil
AngloGold Ashanti Mineração	84	74	103	729	696	750	—	—	—	—	—	—	3.33	3.14	3.93	—	—	—	—	—	—
Serra Grande	18	18	31	246	299	278	—	—	—	24	35	138	2.20	1.82	2.47	—	—	—	0.59	0.50	2.11

Continuing operations	613	613	741	3,016	2,933	2,843	—	—	—	7,210	7,292	7,111	3.63	3.41	3.70	—	—	—	1.07	1.20	1.58

SOUTH AFRICA	—	—	96	—	—	219	—	—	8,068	—	—	—	—	—	7.83	—	—	0.16	—	—	—
Mponeng	—	—	58	—	—	219	—	—	218	—	—	—	—	—	7.83	—	—	0.43	—	—	—
Total Surface Operations	—	—	38	—	—	—	—	—	7,850	—	—	—	—	—	—	—	—	0.15	—	—	—

Discontinued operations	—	—	96	—	—	219	—	—	8,068	—	—	—	—	—	7.83	—	—	0.16	—	—	—

Total continuing and discontinued operations	613	613	837	3,016	2,933	3,062	—	—	8,068	7,210	7,292	7,111	3.63	3.41	4.01	—	—	0.16	1.07	1.20	1.58
* June 2021 tonnes and grades have been restated

Rounding of figures may result in computational discrepancies.
September 2021 Market update report - www.AngloGoldAshanti.com

Operations at a glance (continued)
for the quarters ended 30 September 2021, 30 June 2021 and 30 September 2020
	Total cash costs			All-in sustaining costs			Sustaining ORD / Stripping capex			Other sustaining capex			Non sustaining (Growth) capex
	$/oz			$/oz			$m			$m			$m
	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20	Sep-21	Jun-21	Sep-20

AFRICA	858	944	717	1,119	1,174	903	49	31	28	24	32	20	54	56	10
DRC
Kibali - Attr. 45%	613	667	651	771	942	765	7	3	2	5	17	1	8	—	—
Ghana
Iduapriem	1,031	1,151	646	1,580	1,616	921	16	17	15	7	5	1	—	—	—
Obuasi	1,254	1,036	—	2,541	1,426	—	15	7	—	2	4	—	20	30	10
Guinea
Siguiri - Attr. 85%	1,181	1,231	1,197	1,270	1,304	1,346	—	—	—	3	3	5	5	7	—
Tanzania
Geita	764	890	628	969	1,017	832	11	4	11	6	3	12	21	18	—
Non-controlling interests, exploration and other							—	—	—	1	—	1	—	1	—

AUSTRALIA	1,157	1,241	932	1,363	1,686	1,174	7	27	21	10	15	7	28	9	5
Sunrise Dam	1,276	1,372	967	1,485	1,690	1,178	4	4	7	5	8	4	3	9	—
Tropicana - Attr. 70%	947	1,023	830	1,146	1,566	1,094	3	23	14	5	7	3	25	—	5

AMERICAS	932	973	674	1,805	1,535	963	31	30	25	83	33	23	11	18	7
Argentina
Cerro Vanguardia - Attr. 92.50%	842	820	692	1,402	1,088	1,121	5	4	3	14	3	10	—	—	—
Brazil
AngloGold Ashanti Mineração	869	956	683	1,659	1,581	917	21	20	16	41	21	9	—	—	—
Serra Grande	1,388	1,334	610	3,263	2,188	912	5	6	6	27	9	3	—	—	—
Non-controlling interests, exploration and other							—	—	—	1	—	—	11	18	7

OTHER							—	—	—	9	—	—	—	—	—

Continuing operations	927	1,006	755	1,362	1,380	1,006	87	88	74	126	80	50	93	83	22

SOUTH AFRICA	—	—	1,140	—	—	1,324	—	—	9	—	—	5	—	—	—
Mponeng	—	—	1,094	—	—	1,320	—	—	9	—	—	2	—	—	—
Total Surface Operations	—	—	1,213	—	—	1,323	—	—	—	—	—	3	—	—	—
Discontinued operations	—	—	1,140	—	—	1,324	—	—	9	—	—	5	—	—	—

Total continuing and discontinued operations	927	1,006	801	1,362	1,380	1,044	87	88	83	126	80	55	93	83	22
Rounding of figures may result in computational discrepancies.

September 2021 Market update report - www.AngloGoldAshanti.com

Development Sampling
for the quarter ended 30 September 2021
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.
Statistics are shown in metric units	Advanced	Sampled
	metres	Sampled	Avg. ore body	gold
	(total)*	metres	thickness (cm)	Avg. g/t
AFRICA
Geita
Nyankanga	2,263	466	550.0	2.47
Star and Comet + Ridge 8	1,059	557	300.0	1.73
Geita Hill	1,153	20	500.0	2.33

AMERICAS
AngloGold Ashanti Mineração
Mina de Cuiabá	3,763	1,104	91.7	5.11
Lamego	1,453	546	90.0	2.79
Córrego do Sítio Mina I	2,915	441	—	2.15
Córrego do Sítio Mina II	603	63	—	4.00
Serra Grande
Mina III	2,267	3,539	100.0	2.79
Mina Nova/PQZ	980	1,438	100.0	2.64
Palmeiras	219	536	100.0	2.11
CVSA
Cerro Vanguardia	1,216	684	157.0	6.83

Statistics are shown in imperial units	Advanced	Sampled
	feet	Sampled	Avg. ore body	gold
	(total)*	feet	thickness (inches)	Avg. oz/t
AFRICA
Geita
Nyankanga	7,424	1,530	216.54	0.07
Star and Comet + Ridge 8	3,475	1,828	118.11	0.05
Geita Hill	3,781	66	196.85	0.07

AMERICAS
AngloGold Ashanti Mineração
Mina de Cuiabá	12,346	3,621	36.09	0.15
Lamego	4,767	1,792	35.43	0.08
Córrego do Sítio Mina I	9,563	1,446	—	0.06
Córrego do Sítio Mina II	1,978	206	—	0.11
Serra Grande
Mina III	7,439	11,611	39.37	0.08
Mina Nova/PQZ	3,214	4,718	39.37	0.08
Palmeiras	719	1,759	39.37	0.06
CVSA
Cerro Vanguardia	3,991	2,245	61.81	0.20

* This includes total "on-reef" and "off-reef" development metres

Johannesburg
8 November 2021
September 2021 Market update report - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon Zuleta▲ (Chief Executive Officer)
KC Ramon^  (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
NVB Magubane^
MC Richter#~
JE Tilk§

* British § Canadian #American ▲Colombian
~Panamanian ^South African △Ghanaian

Officers
MML Mokoka
Group Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 19 October 2021, each filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
September 2021 Market update report - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 8, 2021

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance

September 2021 Market update report - www.AngloGoldAshanti.com